Exhibit 10.1


                                    [LOGO]


                       Management Discussion and Analysis












                               2002 Annual Report
                                 www.cedara.com

Management Discussion and Analysis


The following information should be read in conjunction with the Company's audited Consolidated Financial Statements and the notes thereto. All financial information is presented in Canadian dollars unless otherwise noted. All references to a year refer to the fiscal year that ended June 30th of that year.

Overview of the Company

Cedara Software Corp. is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of Cedara's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment.

Cedara develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry.

Cedara generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers.

At a time when healthcare providers are actively seeking more integrated solutions, Cedara believes that it has many solutions to offer including the most complete portfolio of capabilities and products of any independent developer of medical visualization software.

Fiscal 2002 Business Highlights

Disposal of SNS

o Historically, Cedara has operated in two business segments - the Imaging & Information Solutions business ("IIS" formerly, now "continuing operations") and the Surgical Navigation Specialists business ("SNS"). IIS develops and markets imaging software and related services to OEMs and VARs. SNS developed and sold healthcare imaging software, integrated with surgical hardware, to end-user hospitals in the surgery market. On June 29, 2001, the Company adopted a formal plan to dispose of its SNS business segment, and consequently the results of SNS are reported as a discontinued operation in the Company's consolidated financial statements.

o Effective August 14, 2001 the Company's subsidiary Surgical Navigation Specialists Inc. ("SNS") obtained an order for protection under the Companies' Creditors Arrangement Act ("CCAA"). In addition, SNS and its subsidiaries reduced its workforce by 82 employees.

o In March 2002, the Company announced the sale of certain of SNS' intellectual property to a third party for a total purchase price of $2.7 million.

Board and Executive Appointments

o The Company announced the appointment of Fraser Sinclair as Chief Financial Officer and Corporate Secretary on July 6, 2001.

o On October 25, 2001, the Company announced the appointment of Bernard Gordon and Thomas Miller, of Analogic Corporation ("Analogic"), and Arun Menawat of Cedara, to Cedara's Board of Directors. The Company also announced the appointment of Arun Menawat as President and Chief Operating Officer. Stepping down, after approximately five years of service on Cedara's Board, were William Blundell, Walter Stapleton and Eric Duff Scott. The appointment of Bernard Gordon and Thomas Miller followed Analogic's September 2001 investment of $11.8 million in exchange for a 19% interest in Cedara (on an after investment basis). Analogic of Peabody, Massachusetts is a leading designer and manufacturer of advanced health and security systems and subsystems sold to OEMs comprising a healthcare customer base that largely overlaps Cedara's.

o In April 2002, the Company announced that Ram Ramkumar, the President and Chief Executive Officer of Inscape Corporation, and John Millerick, the Senior Vice President, Chief Financial Officer and Treasurer of Analogic Corporation, had been appointed to Cedara's Board of Directors following the resignations of Paul Echenberg and Thomas Miller.

Operations

o The Company took major action to reduce its cost base. The payroll cost at June 30, 2002 compared to June 30, 2001, including the impact of discontinued operations, was lower by 44%.

o The Company re-negotiated a large-scale development contract, contributing to an overall improvement of gross margin percentage to 75% in fiscal 2002 from 59% the year before. Software license revenue in fiscal 2002 comprised 61% of total revenue compared to 47% in the previous year and also contributed to the improvement of gross margin.

Liquidity and Capital Resources

o The Company repaid its debt outstanding to the vendors of Dicomit Dicom Information Technologies Corp. ("Dicomit") of $8.3 million.

o On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic Corporation at $2.96 per share for proceeds of $11.8 million. Analogic held approximately 19% of the issued and outstanding common shares of the Company after giving effect to this transaction.

o On December 17, 2001 the Company announced that it had settled with certain holders of promissory notes, which were exchangeable into convertible subordinated debentures, with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares of the Company at a conversion price of $2.50 per share (the "Convertible Debentures"). Of the $7.1 million promissory notes outstanding at the time, $3.5 million of promissory notes were exchanged for 1,400,000 common shares of the Company in December 2001.

o Also in December 2001, the Company announced that it had entered into a settlement agreement with Carl Zeiss and its affiliates ("Zeiss") to settle certain financial and other contractual obligations, and to assure support for the SNS installed base. This settlement, together with the $3.5 million settlement with promissory note holders, had the effect of reducing the Company's net cash liabilities by approximately $8.6 million.

o In January and February 2002, an additional $1.5 million of promissory notes were settled via conversion to 600,000 common shares at a conversion price of $2.50. Also, during the third quarter, an additional $350,000 of promissory notes were settled by exchanging the notes for Convertible Debentures as described above. Of the original $7.1 million of promissory notes, these conversions brought the total converted to common shares and convertible debentures to $5.35 million as at March 31, 2002.

o The Company entered into new banking arrangements with National Bank of Canada, which allows for a $9.0 million operating line, bearing interest at prime plus 1/2% per annum. The revised banking arrangements do not contain financial covenants. As part of the revised banking arrangements, Analogic Corporation has guaranteed the Company's bank operating facility by way of a letter of credit issued to the bank.

o On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic Corporation at $2.35 per share for net proceeds of $1.4 million. This brought Analogic's interest in Cedara back to 19% on an after-investment basis. As part of Analogic's original investment, Cedara agreed to grant Analogic pre-emptive rights whereby Analogic has the right to maintain its 19% equity interest in the event of certain issuances by Cedara of its securities.

o On May 14, 2002, the Company announced a private placement of convertible debentures for approximately $1.1 million to Toyo Corporation of Japan. The transaction included the purchase by Toyo of an existing promissory note of $0.5 million, the exchange of that promissory note for a $0.5 million Convertible Debenture and a new debenture issue from treasury of approximately $1.1 million for a total investment of approximately $1.6 million. Under the terms of the financing, the Convertible Debentures bear interest of 5% per annum and mature in five years. The Convertible Debentures can be converted into common shares of the Company at a conversion price of $2.50 per share.

o On June 28, 2002, the Company announced that all of the remaining $1.25 million of promissory notes had been exchanged for Convertible Debentures with a corresponding principal amount due five years from the date of issuance bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

Product Development

o The Company announced that its 3D Volume Rendering Software has been optimized to take advantage of the power of the new Pentium(R) 4 processor to deliver advanced medical imaging visualization.

o In November 2001 at the Radiological Society of North America Conference in Chicago, the Company launched Cedara(TM) OpenEyes(TM), an advanced software platform that enables OEMs to bring their own imaging applications to market with greater speed and flexibility.

Nasdaq Listing

o In January 2002, the Company had received a Nasdaq Staff Determination indicating that the Company failed to comply with either the US$4.0 million net tangible assets or the US$10.0 million minimum stockholders' equity requirements for continued listing on Nasdaq. Following a February 2002 hearing in Washington before a Nasdaq Listings Qualifications Panel at which Cedara executives made a presentation, in March 2002, the Panel decided to continue Cedara's Nasdaq listing but to transfer such listing from the Nasdaq National Market to the Nasdaq Small Cap Market effective April 1, 2002.

Significant Events and Actions Subsequent to Year-end

o In August 2002, the Company announced the release of Cedara(TM) I-Route(TM) teleradiology DICOM gateway that compresses and distributes clinical studies to physicians at remote locations across point-to-point connections, allowing these remote physicians to better manage high volumes of medical images.

o Also in August 2002, the Company launched Cedara(TM) I-Acquire(TM), a universal software application in which multiple digital detectors, CR (computed radiography) scanners and X-ray generators can be integrated into a powerful acquisition console, which improves ease of use and productivity for busy technologists, as well as giving OEMs and system integrators the freedom to choose and quickly package detectors, scanners, and generators from different vendors into an assortment of tailored solutions, thereby addressing a broader range of clinical applications with less effort and faster time to market.

o On August 8, 2002, the Company announced that Abe Schwartz, the President of Schwartz Technologies Inc., had been appointed to the Company's Board of Directors following the resignation of William Breukelman.

o In September 2002, the Board of Directors announced the appointment of Abe Schwartz as Chief Executive Officer and Peter Cooper as Chairman of the Board, following the resignation of Dr. Michael Greenberg.

o Subsequent to June 30, 2002, Analogic agreed to increase the letter of credit that fully guarantees the Company's bank line by $3.0 million, which, subject to bank approval, would increase the Company's available borrowing capacity under the current operating line to $12 million. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. Along with the $3.0 million increase, Analogic has agreed to make available an additional $2.0 million of financing if required by the Company.

Forward-Looking Statements

Certain statements contained in the Annual Report, Consolidated Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipate, intend, believe, estimate, forecast and expect" and similar words. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and assumptions that have been made. Important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

o        Adverse consequences of financial leverage,
o        Ability to service debt,
o        Continued acceptance of Cedara's products,
o        Intense competition,
o        Rapid technological change,
o        Dependence on key personnel,
o        Dependence on intellectual property rights,
o        Risks relating to product defects and product liability,
o        Risks related to international operations,

and other risks detailed from time to time in other continuous disclosure filings of the Company. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements.


RESULTS OF OPERATIONS

For the year ended June 30, 2002 ("FY2002"), the Company recorded net income of $1.5 million or $0.07 per share compared to a net loss of $67.8 million or $4.10 per share in fiscal 2001 ("FY2001") an improvement of $69.3 million.

The improvement reflects improved results from continuing operations which recorded a loss of $3.6 million for FY2002 compared to a loss of $26.4 million last year and income of $5.0 million from discontinued operations in FY2002 compared to a loss of $41.4 million FY2001. The Company's bi-weekly payroll costs at June 2002 compared to June 2001, including the impact of discontinued operations, were lower by 44%.

Results of Continuing Operations

For the year ended June 30, 2002, revenue was $45.5 million compared to $46.7 million in FY2001, a decrease of $1.2 million or 3%. The net loss from continuing operations for FY2002 was $3.6 million or $0.17 per share compared to a net loss of $26.4 million or $1.60 per share in the previous year.


Revenue


Revenue by Product Category

-------------------------------- ------------ ----------- ------------ ----------- ------------------------------
                                                                                     Variance
                                                                                Increase/(Decrease)
                                    2002      % of Total     2001      % of Total       $               %
-------------------------------- ------------ ----------- ------------ ----------- ------------- ----------------
Software licenses                    27.9        61%          22.1        47%          5.8           26%
Engineering services                 15.3        34%          17.7        38%         (2.4)         (14%)
Services and other(1)                 2.3         5%           6.9        15%         (4.6)         (67%)
-------------------------------- ------------ ----------- ------------ ----------- ------------ -----------------
Total                               $45.5       100%         $46.7       100%        $(1.2)          (3%)
-------------------------------- ------------ ----------- ------------ ----------- ------------ -----------------
    (1)  Primarily Dicomit hardware systems revenue.  Dicomit software revenue is included in software licenses.


For FY2002, software license revenue increased by $5.8 million or 26% to $27.9 million, offset by a decline in services and other revenue of $4.6 million or 67% and a decline in engineering services revenue of $2.4 million or 14%. The increase in software license revenue is due to a combination of higher platform software license revenue of $2.5 million, higher applications software license revenue of $1.1 million, improved image management (Picture Archive and Communication Systems or "PACS") revenue of $1.8 million and increased Dicomit software license revenue of $0.4 million. The decline in engineering services revenue resulted from the completion of a long-term engineering services contract in Q3 of FY2002. The decline in services and other revenue is due to our customers' shift from customized services and hardware solutions to higher margin software products.



Revenue by Geographic Region

-------------------------------- ------------ ----------- ------------ ----------- ------------------------------
                                                                                   Variance
                                                                                   Increase/
                                                                                   (Decrease)
                                    2002      % of Total     2001      % of Total       $               %
-------------------------------- ------------ ----------- ------------ ----------- ------------- ----------------
United States                        12.4        27%          17.7        38%         (5.3)         (30%)
Europe                               10.1        22%           9.5        20%          0.6            6%
Asia                                 23.0        51%          19.5        42%          3.5           18%
-------------------------------- ------------ ----------- ------------ ----------- ------------ -----------------
Total                               $45.5       100%         $46.7       100%      $(1.2)            (3%)
-------------------------------- ------------ ----------- ------------ ----------- ------------ -----------------




For FY2002, a decline in United States revenue of $5.3 million or 30% was partially offset by increased revenues in Asia of $3.5 million or 18% and Europe of $0.6 million or 6%. The decline in United States revenue is due primarily to lower hardware systems sales to a major OEM partially offset by increased software sales. Higher revenue in Europe was due primarily to the signing of software license contracts with major OEM partners. Increased sales in Asia reflect higher software license revenues associated with the completion and delivery of software under a major long-term engineering services contract.

Gross Margin

Gross margin increased to $34.2 million or 75% of revenue in FY2002 compared to $27.8 million or 59% of revenue in FY2001. The margin improvement in FY2002 is due to an increased proportion of high-margin software license revenues and a return to normal engineering services margins as a result of the renegotiation of a large-scale development contract. Software license revenue comprised 61% of FY2002 revenue compared to 47% of FY2001 revenue.

Operating Expenses

Total operating expenses for FY2002 were $36.1 million, a decrease of $13.8 million or 28% compared with the $49.9 million incurred in FY2001. The decline in overall operating expenses reflects a combination of the Company's ongoing cost reduction initiatives and a decrease in non-recurring charges, which were incurred in FY2001. The components of the decrease in operating expenses are outlined below.


Research and Development                           2002       Change        2001        Change         2000
(In millions of dollars)
----------------------------------------------- ----------- ------------ ------------ ------------ --------------
Research and Development                           12.1         -%          12.1          29%           9.4
As a percentage of total revenue                   27%                       26%                        21%


Research and development costs for FY2002 of $12.1 million were equal to those of last year. As a percentage of revenue, research and development represented 27% of revenue for FY2002 compared to 26% in FY2001. The Company continued to invest in new software applications products such as I-RouteTM for teleradiology, I-AcquireTM for digital radiography, the Company's new components based OpenEyesTM platform, and in significantly enhancing the Company's existing line of PACS products.


Sales and Marketing
(In millions of dollars)                           2002       Change        2001        Change         2000
----------------------------------------------- ----------- ------------ ------------ ------------ --------------
Sales and Marketing                                5.1         (26%)         6.8          3%            6.6
As a percentage of total revenue                   11%                       15%                        15%


Sales and marketing costs for FY2002 decreased by $1.7 million or 26% to $5.1 million compared to $6.8 million in FY2001. As a percentage of revenue, sales and marketing represented 11% of revenue for FY2002 compared to 15% in FY2001. The $1.7 million decrease in FY2002 is due primarily to the Company's ongoing cost reduction initiatives including the reduction of marketing expenses.

General and Administration
(In millions of dollars)                           2002       Change        2001        Change         2000
----------------------------------------------- ----------- ------------ ------------ ------------ --------------
General and Administration                         10.3        (20%)        12.9          95%           6.6
As a percentage of total revenue                   23%                       28%                        15%



General and administration expenses in FY2002 were $10.3 million, a decrease of $2.6 million or 20% compared to the $12.9 million incurred in FY2001. The general and administration expenses for FY2001 of $12.9 million have been reduced by the allocation of costs to the discontinued SNS business of $1.6 million. Excluding the impact of the $1.6 million allocation to the SNS business, general and administration expenses in FY2001 were $14.5 million. In terms of actual cash outlay, the $10.3 million of general and administration expenses incurred in FY2002 represents a reduction of $4.2 million or 29% over the actual cash outlay of $14.5 million in FY2001.




Severance Costs
(In millions of dollars)                           2002       Change        2001        Change         2000
----------------------------------------------- ----------- ------------ ------------ ------------ --------------
Severance Costs                                    0.9         (1.1)         2.0          1.2           0.8


Between July 2001 and June 2002, including the impact of discontinued operations, the Company has reduced its overall payroll costs by 44%. The $0.9 million of severance costs in FY2002 reflects the costs associated with ongoing reorganization of the business.



Other charges
(In millions of dollars)                           2002       Change         2001        Change        2000
----------------------------------------------- ----------- ------------ ------------ ------------ --------------
Operating leases                                   1.2         (0.1)         1.3          0.1           1.2
Bad debt expense                                   0.2         (2.6)         2.8          2.4           0.4
Amortization of deferred financing costs             -         (1.0)         1.0          1.0            -
Provision for employee share purchase
and other loans receivable                         0.9         (0.1)         1.0          1.0            -
Other                                             (0.2)        (1.5)         1.3          1.3            -
----------------------------------------------- ----------- ------------ ------------ ------------ --------------
                                                   2.1         (5.3)         7.4          5.8           1.6
----------------------------------------------- ----------- ------------ ------------ ------------ --------------


Operating leases represents the costs associated with leasing computer equipment. The bad debt expense in FY2001 includes $2.4 million related to three customers. Financing costs represents expenses associated with the issuance of $7.1 million of promissory notes in FY2001. The provision for employee share purchase and other loans receivable reflects the write down of outstanding employee loans in FY2002 and FY2001. The amount of $0.9 million was provided for in FY2002, being the amount of loans outstanding to the former Chief Executive Officer. Settlement of these loans is currently being negotiated by the Board and the former CEO and the Board deemed it prudent to make this provision. Other expenses of $0.2 million in FY2002 is comprised mainly of realized and unrealized foreign exchange gains associated with US dollar items. In FY2001, other expenses of $1.3 million included a foreign exchange loss of $0.9 million resulting from the settlement of US dollar foreign exchange contracts.



Amortization of deferred compensation
(In millions of dollars)                           2002       Change        2001        Change         2000
-------------------------------------------------- -------- ------------ ------------ ------------ --------------
Amortization of deferred compensation                -         (4.1)         4.1          3.7           0.4



In May 2000, the Company purchased 91.5% of the outstanding common shares of Dicomit it did not already own. Of the total purchase consideration, $4.5 million was contingent upon the continued employment of two of the former shareholders of Dicomit to June 30, 2001. This portion of the consideration has been recorded as deferred compensation and has been amortized on a straight-line basis over the period to June 30, 2001.



Depreciation and amortization
(In millions of dollars)                           2002        Change       2001       Change          2000
----------------------------------------------- ----------- ------------- ---------- ------------ ---------------
Amortization of intangibles                        1.7         (0.1)         1.8         1.6           0.2
Depreciation and amortization                      3.8          1.0          2.8         0.7           2.1
----------------------------------------------- ----------- ------------- ---------- ------------ ---------------
                                                   5.5          0.9          4.6         2.3           2.3
----------------------------------------------- ----------- ------------- ---------- ------------ ---------------



Depreciation and amortization increased by $0.9 million to $5.5 million in FY2002 compared to $4.6 million recorded in FY2001. The increase is due primarily to the increase in the Company's capital assets base as a result of FY2001 capital expenditures, offset by the reclassification of certain intangibles to goodwill as discussed in note 14 to the Consolidated Financial Statements.


Other Income and Expenses


Interest income (expense), net
(In millions of dollars)                           2002        Change       2001       Change          2000
----------------------------------------------- ----------- ------------- ---------- ------------ ---------------
Interest income (expense), net                    (1.7)        (0.7)        (1.0)       (1.4)          0.4

Interest charges for FY2002 were $1.7 million, an increase of $0.7 million compared to FY2001. The increase in interest expense during FY2002 reflects costs associated with the financing of accounts receivable, the issuance of promissory notes and the reduction of the interest income producing marketable securities.



Loss on dissolution of joint venture
(In millions of dollars)                           2002       Change        2001        Change         2000
----------------------------------------------- ----------- ------------ ------------ ------------ --------------
Loss on dissolution of joint venture                -          (1.0)         1.0          1.0            -



The loss on dissolution of joint venture in FY2001 represents the realization of historical foreign exchange rate adjustments due to the dissolution of the Company's Japanese joint venture together with operating losses of the joint venture for the year ended June 30, 2001.



Amortization of goodwill
(In millions of dollars)                           2002       Change        2001        Change         2000
----------------------------------------------- ----------- ------------ ------------ ------------ --------------
Amortization of goodwill                            -          (2.3)         2.3          2.0           0.3



The amortization of goodwill in FY2001 reflects the acquisition on May 26, 2000, of 91.5% of the outstanding shares of Dicomit, bringing the Company's interest to 100%. As at June 30, 2002, goodwill associated with the Company's investment in Dicomit amounts to $9.1 million. As of July 1, 2001, the Company adopted the new goodwill accounting pronouncement which requires that goodwill is no longer amortized unless an impairment exists. This adjustment is not applied retroactively (see note 14 to the audited Consolidated Financial Statements).


Discontinued Operations

On June 29, 2001, the Company adopted a formal plan to dispose of its Surgical Navigation Specialists business segment.

Consequently, the results of operations of SNS have been accounted for as discontinued operations in the consolidated financial statements. During FY2002, the discontinued SNS operations recorded a gain of $5.0 million compared to a loss of $41.4 million in FY2001. The gain from discontinued SNS operations in FY2002 reflects a gain of $1.2 million resulting from the settlement agreement with Carl Zeiss, $1.1 million due to the de-consolidation of two SNS European subsidiaries resulting from court liquidation proceedings for the Company's SNS France and SNS International subsidiaries, and $2.7 on the sale of substantially all of SNS' intellectual property. Further details on discontinued operations can be found in note 7 to the Consolidated Financial Statements.


Liquidity and Capital Resources

The Company's consolidated balance sheets as at June 30, 2002 and 2001 are summarized as follows:



Consolidated Balance Sheet
------------------------------------------------------------------------------------------

(In millions of dollars)                                             2002        2001
------------------------------------------------------------------------------------------
Current assets of continuing operations                               13.6        14.5
Less:    Current portion of Dicomit notes payable                        -        (8.3)
         Promissory notes                                                -        (7.1)
         Other current liabilities of continuing operations           (9.0)      (19.6)
------------------------------------------------------------------------------------------
Working capital (deficiency) of continuing operations                  4.6       (20.5)
Working capital (deficiency) of discontinued operations               (4.0)       (8.9)
------------------------------------------------------------------------------------------
Working capital (deficiency)                                           0.6       (29.4)

Capital assets                                                         3.0         6.2
Other assets                                                             -         0.9
Deferred development costs                                             0.9         1.4
Intangible assets                                                      1.9         4.7
Goodwill                                                               9.1         7.8
Non-current assets of discontinued operations                            -         0.1
------------------------------------------------------------------------------------------
                                                                      15.5        (8.3)
------------------------------------------------------------------------------------------
Represented by:
Deferred revenue                                                       0.9         0.7
Convertible debentures                                                 2.8           -
Non-current Liabilities of discontinued operations                     0.3           -
------------------------------------------------------------------------------------------
                                                                       4.0         0.7
Shareholders' equity (deficiency)                                     11.5        (9.0)
------------------------------------------------------------------------------------------
                                                                      15.5        (8.3)
------------------------------------------------------------------------------------------


As of June 30, 2002, the Company held current assets from continuing operations of $13.6 million principally in the form of accounts receivable of $11.7 million, restricted cash of $0.2 million, inventory of $0.7 million and prepaid expenses and other assets of $0.9 million.

Short-term investments of $3.0 million as at June 30, 2001 consisted of cash, which was required to be held on deposit under the terms of the Company's operating facility with National Bank of Canada ("NBC"). Subsequent to June 30, 2001, the cash held on deposit was applied against the balance of the bank operating facility, and following the September 28, 2001 private placement by Analogic Corporation (referred to below), the outstanding bank balance of $3.4 million was fully paid off.

On September 28, 2001, the Company announced that it had completed a private placement of 4,000,000 common shares to Analogic Corporation for net proceeds of approximately $11.0 million, after providing for cash fees of approximately $0.8 million. In February 2002, the Company announced that it had completed a private placement of 266,666 common shares. These common shares were issued in lieu of the above-noted cash fees payable to a Canadian investment dealer in connection with the Analogic private placement. The use of proceeds from this transaction were as follows:


Private Placement

-------------------------------------------------------------------------------------------
(In millions of dollars)                                              Use of proceeds
-------------------------------------------------------------------------------------------
Repayment of Dicomit Notes payable due September 30, 2001                    4.7
Repayment of bank operating facility                                         3.4
General working capital purposes                                             3.7
-------------------------------------------------------------------------------------------
Net private placement proceeds                                              11.8
-------------------------------------------------------------------------------------------

In addition to the equity investment, Analogic agreed to provide a guarantee to support the Company's bank facility. On January 7, 2002, the Company entered into new banking arrangements with NBC, which allows for a $9.0 million operating line, bearing interest at prime plus 1/2% per annum. The revised banking arrangements do not contain financial covenants. As part of the revised banking arrangements, Analogic has guaranteed the Company's bank operating facility by way of a letter of credit issued to NBC. Subsequent to June 30, 2002, Analogic agreed to increase the Letter of Credit, that fully guarantees the Company's bank line, by $3.0 million, which, subject to bank approval, would increase the Company's available borrowing capacity under the current operating line to $12 million. Analogic also agreed to extend the expiry date of the Letter of Credit to December 20, 2003. Along with the $3.0 million increase, Analogic has agreed to make available an additional $2.0 million of financing if required by the Company.

As part of a software license purchase agreement signed August 29, 2001, the Company completed a private placement of 200,000 common shares on November 23, 2001 to Cerner Corporation at US$0.75 per share for proceeds of $0.2 million.

As of June 30, 2002, the Company's principal sources of liquidity consist of the bank credit facility of $9.0 million and accounts receivable of $11.7 million. The accounts receivable of $11.7 million as of June 30, 2002, represent days sales outstanding ("DSO") of approximately 93 days compared to DSO of approximately 73 days as of June 30, 2001.

The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its debt.

On June 28, 2001, the Company signed an agreement with the Dicomit vendors to postpone certain payments of principal and interest. As part of the June 28, 2001 postponement agreement, the Company waived the right to repay any portion of the principal outstanding by the issuance of common shares. The Company paid $8.3 million during FY2002 to extinguish the Dicomit notes payable.

On December 22, 2000, the Company issued $6.1 million dollars of promissory notes due on or before May 22, 2001, bearing interest at 5% due at maturity. On January 19, 2001, the Company issued a further $1.0 million of promissory notes, bringing the total outstanding to $7.1 million of promissory notes (the "Notes").

The Notes were exchangeable at their maturity into convertible debentures (the "Convertible Debentures") of the Company of a corresponding principal amount due five years from their date of issuance. The Convertible Debentures, subordinate to present and future senior indebtedness of the Company, are convertible into common shares of the Company at the option of the holder at a conversion price of $2.50 per share.

Under the agreement with the note-holders, the Company was required to file a prospectus with respect of the issuance of the Convertible Debentures by May 22, 2001, failing which a penalty of $0.2 million became payable. The Company received a receipt for a preliminary prospectus on April 26, 2001, but was not able, despite its efforts, to resolve all of the comments of the Ontario Securities Commission by May 22, 2001. On May 22, 2001, the Company did not exchange the Notes into convertible debentures and did not pay the prospectus penalty of $0.2 million, nor interest due on the Notes of $0.3 million. As a result, in August 2001, the Company received a letter from legal counsel representing certain Note-holders indicating an event of default and demanding repayment in full. On December 17, 2001, the Company announced that it had settled with certain note holders representing $3.5 million of the $7.1 million of promissory notes outstanding. The $3.5 million of promissory notes were exchanged for 1,400,000 common shares in December 2001.

In January and February 2002, an additional $1.5 million of promissory notes were settled via conversion to 600,000 shares at a conversion price of $2.50. Also, in January 2002, an additional $350,000 of promissory notes were settled by exchanging the notes for Convertible Debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. In May 2002, all of the remaining $1.75 million of promissory notes were exchanged for Convertible Debentures with a corresponding principal amount due five years from the date of issuance bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. Also in May, the Company issued a further $1.1 million of unsecured convertible debentures with the same terms and conditions to Toyo Corporation of Japan.

On December 14, 2001, the Company issued a US$1.0 million (Cdn.$1.6 million) short-term promissory note bearing interest at prime to Analogic, which was settled in January 2002.

The current liabilities of discontinued operations as at June 30, 2001 of $15.8 million included amounts due to Carl Zeiss, Inc. ("Zeiss") totaling $9.3 million in connection with the Company's acquisition of Zeiss' interest in SNS. The current assets of discontinued operations included $3.6 million of accounts receivable from Zeiss. On December 28, 2001, the Company announced that it had reached a settlement agreement with Zeiss. The agreement, which offsets the receivables owing from Zeiss with amounts owed to Zeiss and reduces the Company's net liabilities to Zeiss, provides for a cash settlement of US$1.5 million to Zeiss, paid out over the course of 18 months commencing April 30, 2002, and for the Company providing US$1.5 million of software licenses and engineering services to Zeiss at no charge. As of June 30, 2002 the Company had paid US$0.3 million of the US$1.5 million cash portion of the liability. The Company has not been requested to supply any goods or services in settlement of the non-cash liability to date. As detailed in note 8 to the audited Consolidated Financial Statements, the Company has also provided price protection on the value of certain warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2.0 million.

The Company will continue to seek other sources of financing to further strengthen its working capital position.

Cash Flows

Continuing operations generated cash of $5.5 million in FY2002 compared to $2.1 million in FY2001. Cash generated in the discontinued SNS operations was $0.6 million for FY2002 compared to cash consumed of $12.5 million in FY2001.

Operating activities

Continuing operating activities used cash of $3.4 million in FY2002 compared to $4.8 million in FY2001. The $3.4 million in cash usage in FY2002 reflects cash generated from operations before changes in working capital of $2.9 million offset by a $6.3 million increase in working capital requirements. The increase in working capital in FY2002 is due primarily to reduced accounts payable of $4.6 million and increased accounts receivable of $2.2 million.

In FY2001, the cash consumed by operations before working capital changes was $12.8 million offset partially by lower working capital of $8.1 million. The reduced working capital requirement of $8.1 million in FY2001 is due primarily to an increase in accounts payable and other accrued liabilities of $3.3 million reflecting a lengthening of the Company's payment cycle caused by the strain on the Company's cash resources. Accounts receivable decreased by $2.3 million in FY2001. In addition, inventory levels were down by $2.0 million in FY2001 due to a decrease in work-in-process and prepaid expenses and other assets declined by $1.9 million. These positive cash flow variances were offset partially by reduced deferred revenue of $1.4 million.

Financing activities

Financing activities for FY2002 produced cash of $6.4 million compared to $4.2 million in FY2001. Financing activities for FY2002 reflect the September 28, 2001 private placement of 4,000,000 common shares to Analogic Corporation at $2.96 per share for net proceeds of $11.8 million, (after taking into account the issuance of 266,666 common shares to a Canadian investment dealer), the November 23, 2001 private placement to Cerner Corporation of 200,000 common shares at US$0.75 per share for proceeds of $0.2 million, the May 3, 2002 private placement of 580,461 common shares to Analogic at $2.35 per share for net proceeds of $1.4 million, the exercise of $0.2 million of stock options and the issuance of $1.1 million of unsecured convertible debentures to Toyo Corporation of Japan, offset partially by the repayment of Dicomit notes payable of $8.3 million.

Financing activities in FY2001 reflect the issuance of $7.1 million of promissory notes offset partially by a $2.9 million repayment of Dicomit notes payable.

Investing activities

Investing activities produced cash of $2.5 million in FY2002 compared to providing cash of $3.1 million in FY2001. The FY2002 investing activities of $2.5 million reflects primarily the draw down of cash deposits of $3.0 million which were applied against bank indebtedness offset partially by the increase in restricted cash of $0.2 million, which represents part of the proceeds from the sale of the SNS intellectual property, together with additions to capital and intangible assets of $0.3 million. The source of cash from investing activities in FY2001 of $3.1 million is due primarily to a reduction in marketable securities of $8.0 million offset partially by the increase in short-term investments of $3.0 million held against the Company's outstanding bank indebtedness and additions to capital assets and intangible assets of $1.6 million.

The Company's bank indebtedness as at June 30, 2002 stood at $4.9 million compared to bank indebtedness of $11.1 million at the same time last year representing an improvement of $6.2 million and is due to the above mentioned items.

Outlook

The Company anticipates that the healthcare imaging software market will continue to grow over the next several years, and management is committed to enhancing Cedara's position in this field. At the same time, it is difficult to forecast the Company's sales with precision due to the nature of the Company's large, long-term sales contracts, and long sales cycles. In addition, slower economic conditions have resulted in a cyclical build-up of software inventory in the customer pipeline, as their sales of end user equipment to hospitals and clinics around the world have slowed. As a result, Fiscal 2003 revenues are likely to be negatively impacted. Cedara will seek to maximize existing revenue opportunities, and build a future of sustainable, more predictable revenue through identifying new projects and opportunities. The Company will continue to monitor and control its cost structure in an effort to achieve cash positive operations.